August 13, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Craig Wilson, Mail Stop 4561

RE:	CIBER, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Definitive Proxy Statement on Schedule 14A
File No. 001-13103

Dear Mr. Wilson:

CIBER, Inc. is submitting the following responses to the Staff’s comment letter dated July 31, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 1, Business, page 3

Comment:

1.              You state in several sections of your annual report, including in a risk factor on page 11, that you rely on contracts with various government agencies. Please tell us why you have not provided a description of that portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

Response:

We do not have contracts that specifically allow for profit renegotiation. However, almost all of our contracts, with both government and commercial clients are subject to cancellation by the client at any time.

We have disclosed this under Item 1. Business in the last paragraph under the “Clients” section on page 6 where we have stated: “Typically, both our commercial and government clients may cancel their contracts or reduce their use of our services on short notice.” In addition, this is addressed under the risk factor titled “Termination of a contract by a significant client and/or cancellation with short notice could reduce our revenue and profitability and adversely affect our financial condition.”

Comment:

2.              We note your statement in Note 16 to the financial statements that 12% of total revenues for 2007 was generated by various U.S. federal government agencies. Please confirm that no single contract or related contracts with a single government entity generated in excess of ten percent of your revenues during 2007. Further, it appears that you should expand your disclosure in the Business section regarding your State & Local Government Solutions segment to discuss the two customers that together comprised 32 percent of that segment’s total revenues in 2007. See Item 101(c)(1)(vii) of Regulation S-K.

Response:

We confirm that no single contract or related contracts with a single governmental entity generated in excess of 10% of our 2007 revenues. Our largest series of contracts with any one U.S. government agency represented 2% of our 2007 consolidated revenues.

Our State & Local Government Solutions division has two clients that each generated in excess of 10% of that segment’s revenue in 2007. In total, the two clients comprised 32% of that segment’s revenue. The revenue from each of these clients, including all other revenue from such clients in our other business segments, represented only 3% of our consolidated total revenue in 2007. Since each is less than 10% of our consolidated revenues, we do not believe Item 101(c)(1)(vii) of Regulation S-K requires disclosure of any client names.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Comment:

3.              In future filings, if you do not have any reportable off-balance sheet arrangements, we suggest that you include an appropriate statement to this effect. Please see Exchange Act Rule 12b-13 in this regard.

Response:

We will provide an appropriate statement to this effect in future filings.

Item 8. Financial Statements and Supplementary Data, page 34

Notes to Consolidated Financial Statements, page 40

Note 1. Summary of Significant Accounting Policies, page 40

(h) Goodwill and Other Intangible Assets, page 42

Comment:

4.              We note that there was a significant decline in your market capitalization in fiscal year 2007 and in early 2008. It appears that this may be a triggering event which could require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing your goodwill as of December 31, 2007 and March 31, 2008. If you did not perform an impairment test, please explain why you did not perform this additional impairment analysis given the downward trend in the fair market value of your stock. To the extent that an impairment test was performed, tell us how you determined that no impairment existed. See paragraph 28 of SFAS 142.

Response:

Paragraph 28 of SFAS 142 states that goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

While a decline in stock price and market capitalization is not specifically cited as a goodwill impairment indicator, we believe that our stock price and market capitalization should be considered in determining whether or not it is more likely than not that the fair value of a reporting unit is less than its carrying value. In doing so, we believe that one should consider the underlying reasons for the decline in stock price, as well as the significance of the decline and the length of time the stock is trading at a depressed value.

When we performed our annual impairment test as of June 30, 2007, our stock price was $8.18. It declined to $6.11 on December 31, 2007, with further declines into the $4 range during January to March of 2008. The stock price rebounded to the $6-$7 range in April and May of 2008. This decline in late 2007 and early 2008 similarly affected the stock prices of many of our competitors. While our stock price was declining, we increased our revenue by 9% and net income by 17% in 2007, as compared to 2006. Similarly, in the first quarter of 2008 we had record revenues, growing 14% from the prior year, while net income also grew 9% quarter over quarter. During our June 30, 2007 impairment testing, we estimated that the aggregate fair value of our reporting units exceeded the recorded value of goodwill by 88%. This is almost a 2:1 ratio. In addition, none of our individual reporting units were experiencing operating results that were materially negative to the plans that were the basis for the June 30, 2007 impairment test.

In early February 2008, an independent advisory firm performed a valuation of CIBER and concluded that, although our stock was then trading at approximately $5, a higher implied value was warranted. The range of results was materially consistent with our prior impairment analysis.

Given that: 1) the results of the February 2008 independent valuation were relatively consistent with the factors used in our June 30, 2007 impairment test, 2) there was significant excess fair value resulting from the June 30, 2007 impairment test, 3) our operating performance continued to improve, and 4) that the decline in our stock price had only lasted for a short period of time, we concluded that there was no triggering event as of December 31, 2007, nor at March 31, 2008, to warrant another detailed goodwill impairment test.

We again performed our annual impairment test as of June 30, 2008, and no impairment was found. Furthermore, our stock price was $7.90 on August 8, 2008.

Note 18. Selected Quarterly Financial Information (Unaudited), page 59

Comment:

5.              Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data.

Response:

Consistent with the disclosure practices of many companies, we do not include a specific line item for gross profit on our consolidated statements of operations. We will provide gross profit information within the selected quarterly financial information footnote in our future filings.

Item 9A. Controls and Procedures, page 60

Comment:

6.              We note that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, summarized and reported within the time periods specified in SEC rules and forms. Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm that in future filings you will provide a complete definition of the term disclosure controls and procedures that conforms to the rule whenever you include a definition of the term. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2008.

Response:

We confirm that our officers have concluded for each of our filings that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We have included a complete definition of the term disclosure controls and procedures in Item 4. Controls and Procedures of our Quarterly Report on Form 10-Q for the period ended June 30, 2008, and will continue to provide such definition in our future filings.

Comment:

7.              Your management’s annual report on internal control over financial reporting does not include a statement that the registered public accounting firm that audited the financial statements included in your annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on your internal control over financial report, as required by Item 308(a)(4) of Regulation S-K. Please provide us with a representation that you will include this disclosure in future filings.

Response:

We will include this disclosure in our future filings.

Exhibits 31.1 and 31.2

Comment:

8.              You make several references in paragraphs 2, 3, and 4 of your certifications to your “annual report.” We also note that in your 10-Q for the quarterly period ended March 31, 2008, you make several references in paragraphs 2, 3, and 4 of your certifications to your “quarterly report.” The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that you will use the language specified in Item 601(b)(31) of Regulation S-K in future filings.

Response:

We have used the language specified in Item 601(b)(31) of Regulation S-K in our certifications included with our Quarterly Report on Form 10-Q for the period ended June 30, 2008, and will continue to use such specified language in future filings.

Definitive Proxy Statement Filed March 28, 2008

Compensation Discussion and Analysis, page 24

Elements of Executive Compensation, page 25

Comment:

9.              We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their cash bonus compensation. You should include a discussion of the specific items of company performance used to determine bonus amounts. If you have omitted this disclosure pursuant to Instruction 4 to

Item 402(b) of Regulation S-K, you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels. Please tell us how you will address this in your future filings.

Response:

The Company’s discussion of the items of company performance used to determine bonus amounts builds on pages 25, 26, 27 and 28 of the Company’s proxy statement. We start with a general discussion of the elements of compensation (e.g. base salary and annual cash bonus compensation), continue with a discussion on page 26 of the elements of the cash bonus (primarily revenue and EBITA targets) as they relate to each named executive officer and then conclude with a discussion of the targets and results in 2007 and the plan for 2008 on pages 27 and 28. We have provided the general target categories (revenue and EBITA targets) and we have omitted the numerical target based on Instruction 4 to Item 402(b). In future filings we will add a statement concerning the level of difficulty or the likelihood of achieving target levels for annual cash compensation. For the staff’s information, we believe that the 2008 annual cash compensation targets are moderately likely to be achieved although achieving such targets will require significant effort for our named executive officers given how tightly our business plan is set, the current business environment and the degree of competition that the Company faces.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by the Company:

•    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•    The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*****

If you have any additional questions or require more information, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at 5251 DTC Parkway, Suite 1400, Greenwood Village, CO 80111, (303) 220-0100.

Sincerely,

/s/ Peter H. Cheesbrough
Peter H. Cheesbrough
Executive Vice President and CFO

CL/dmm

Copy: Mac J. Slingerlend, President and CEO